Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands)
Fixed Charges
1 Interest expensed and capitalized	$82,156	$73,095	$52,038	$48,314	$50,160
2 An estimate of the interest factor in rental expense	4,706	5,223	3,836	3,643	4,949

Total Fixed Charges	$86,862	$78,318	$55,874	$51,957	$55,109

Earnings
1 Pre-tax income (loss) from continuing operations before minority interests	$81,546	$127,049	$5,042	$118,099	$69,466
2 Fixed charges	86,862	78,318	55,874	51,957	55,109
3 Amortization of capitalized interest (less interest capitalized)	172	336	519	166	38

Total Earnings	$168,580	$205,703	$61,435	$170,222	$124,613

Ratio of Earnings to Fixed Charges	1.9	2.6	1.1	3.3	2.3